GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 APR 12 AM 9:1

02028382

25 March 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

New GKN

SUPPL

Exemption File 82-5204

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 4/16

PROCESSED
APR 19 2002
THOMSON FINANCIAL

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

For Immediate Release **25 March 2002**

GKN acquires stake in Tochigi Fuji Sangyo (TFS) of Japan

Together, GKN and TFS will be world's largest independent suppliers of advanced torque management devices

GKN plc today announces the acquisition of a 33.3% stake in Tochigi Fuji Sangyo (TFS), a leading Japanese supplier of advanced automotive driveline components, from Nissan and other major shareholders for JPY 5.1 billion/ £ 27.5 million in cash (approximately 420 Yen per share).

GKN has also obtained the right to acquire further shares at 415 Yen per share to bring its total potential holding in TFS to 50.4%. (See transaction summary below). This transaction marks a further step forward for GKN's growing presence in Japan and will make a significant contribution to the development of its driveline product and technology base.

TFS focuses on specialist driveline components - e.g. torque management devices - for domestic Japanese vehicle manufacturers. TFS and GKN's Automotive Driveline Division have been partners for 16 years in a viscous coupling joint venture in Japan. As a result of this investment, GKN's Automotive Driveline Division and TFS intend to co-operate more closely on the development, engineering and sale of torque management devices and driveline related geared components to automotive original equipment manufacturers on a global basis.

Ian Griffiths, GKN Managing Director, Automotive Driveline, said: "GKN is the world leader in constant velocity jointed half shafts. This acquisition is in line with our strategy to expand into related areas of the driveline system.

"The acquisition of a stake in TFS builds on the strong business and personal relationships which both companies have developed over a number of years. TFS manufactures complementary products and has extensive relationships with customers in Japan. We expect major strategic benefits from this new, closer relationship.

"Together, GKN and TFS will be the world's largest independent suppliers of torque management devices."

Transaction summary

In addition to agreements to acquire 33.3% of the issued share capital of TFS, GKN has at the same time subscribed JPY 1.1 million / £6,000 for a partly paid bond, convertible into an additional 5.5 million shares in TFS at a conversion price of 415 Yen and launched a public tender offer to acquire from TFS shareholders for nil consideration call options over existing TFS shares at a call price of 415 Yen. It has received acceptances to the call option offer from holders of 9.6% / 3.5 million shares.

Under the terms of the transaction, GKN will acquire or have a unilateral right to acquire a total of 50.4% of the issued share capital of TFS at a total potential consideration of JPY 8.8 billion /£ 47.7 million.

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2354

Please see attached Notes to Editors

Notes to Editors

Tochigi Fuji Sangyo

In the year to end March 2001 TFS, a public company listed on the Tokyo Stock Exchange, had consolidated revenues of JPY 34.2 billion (£184.8 million), operating profits of JPY 852 million (£4.6 million) and net assets of JPY 27.2 billion (£147.0 million). Its primary operations are at Tochigi in Japan and it has smaller operations in China, Indonesia and the US. It employs 1668 people. TFS has also recently announced the acquisition from Mitsubishi of its Ohe plant transfer case and differential business which has estimated annual revenues of JPY 12 billion (£64.9 million) and employs 270 people.

GKN Automotive Driveline Division

GKN's Automotive Driveline Division (ADD) is the world's No. 1 supplier of constant velocity jointed halfshafts with a 42% global market share. In 2001 ADD increased sales by 10% to £1,781 million in a year when North American car and light vehicle production fell by 10%.

ADD has established a wholly owned presence in Japan following the outsourcing of CVJ production by Nissan to GKN in 2000. It has also further advanced its presence in Japan through the start-up in 2001 of production by a joint venture with Toyoda Machine Works. ADD is also establishing its own technology and engineering centre in Japan.

In 2001, ADD unveiled an active, electronic torque management device which provides a significant advance over current torque management systems. The new device has been engineered for new vehicles under development by two leading vehicle manufacturers.

Japanese driveline market

ADD has developed a strong relationship with Japanese vehicle manufacturers over a number of years and its recent expansion into Japan is a key element in its global growth strategy. Output by Japanese vehicle manufacturers in 2001 represented more than 30% of world production. The Japanese market for driveline components is affected by many of the same trends which have been apparent in North America and Western Europe. Production of four-wheel drive and all-wheel drive vehicles has grown at a faster rate than the market as a whole, based on continued, strong consumer preference for sport utility (SUV) and 'crossover vehicles'. SUVs and crossovers make intensive use of GKN driveline technology and components.